Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 4Q17 YOY GROWTH OF 7.6% IN PASSENGER TRAFFIC AND 8.4%
IN REVENUES

Successfully Completes Initial Public Offering

Passenger traffic up 13.0% YoY in Argentina supported by positive market dynamics

Luxembourg, April 24, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and twelve-month periods ended December 31, 2017. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter 2017 Highlights

▪	Revenues up 8.4% YoY to $416.6 million mainly driven by Argentina and Armenia and further supported by Italy and Uruguay

▪	Positive dynamics across key operating metrics:

▪	Passenger traffic up 7.6% YoY to 19.5 million;
▪	Cargo volume increased 8.0% to 121.0 thousand tons; and
▪	Aircraft movements rose 1.0% to 214.0 thousand

▪	Consolidated Adjusted EBITDA reached $ 106.9 million, up 17.8% YoY

▪	The Argentine government granted Aeropuertos Argentina 2000 S.A.(“AA2000”) the concession to operate the El Palomar Airport located in the province of Buenos Aires

2017 Highlights

▪	Revenues up 15.3% YoY to $1.6 billion principally driven by Argentina and Armenia and further supported by all other concessions

▪	Positive dynamics across key operating metrics:

▪	Passenger traffic up 6.7% YoY to 76.6 million;
▪	Cargo volume increased 8.1% to 389.8 thousand; and
▪	Aircraft movements rose 1.8% to 851.3 thousand

▪	Consolidated Adjusted EBITDA reached US$ 461.6 million, up 8.1% YoY

▪	New flight routes in Argentina and Brazil

CEO Message

Commenting on the fiscal year 2017, Mr. Martin Eurnekian, CEO of Corporación América Airports, noted: “The year ended on a high note, posting strong traffic growth with more than 76 million passengers travelling through our airports worldwide, up almost 7% from 2016. This good performance was mainly supported by positive macro and industry dynamics across the regions in which we operate, along with our initiatives to add new flight routes and frequencies, which resulted in solid revenue and Adjusted EBITDA growth.”

“Our Argentine airports delivered record passenger traffic growth in the year, up 14% reaching 37 million passengers, reflecting new routes and additional flights to existing destinations along with the operation of new airlines, all of which contributed to increasing domestic connectivity and expanding international travel opportunities. We are also very pleased with the addition of our 37th airport in Argentina. In December 2017, the Argentine Government granted AA2000 the concession to operate El Palomar Airport. In Brazil, we are encouraged with the 4% growth in passenger traffic at the Brasilia Airport in 4Q17 contributing to annual traffic of 17 million passengers, signaling a recovery from the recession experienced in the country.”

"Our recent initial public offering was a strategic milestone for our Company and positions us among the few airport groups that have committed to the highest standards of corporate governance through a full listing in the U.S., and further enhances our financial position to support our growth initiatives.”

“Looking ahead, reflecting our confidence in the growth opportunities in our markets, particularly in Argentina, Brazil and Italy, we are focused on increasing capacity to capture additional expected passenger traffic and higher commercial revenues. In Argentina, we are working with the Government to develop the capex plan, mainly increasing capacity at Ezeiza, Aeroparque and El Palomar airports. Our goal is to address the anticipated growth in passenger traffic, resulting from the Government’s “Airplane Revolution Plan” that aims to attract new airlines including low cost carriers and to open new flight routes to serve the expected growth in demand. In Brazil, we are making progress with our plan to expand the commercial area at the Brasilia Airport, for which we expect to begin construction works in 2H18. Last December, we also received the environmental approval for the construction of a new runway at the Florence Airport, Italy, and expect to begin construction works in the second half of the year.”

Operating & Financial Highlights (In millions of U.S. dollars, unless otherwise noted)
	4Q17	4Q16	% Var	2017	2016	% Var
Passenger Traffic (Million Passengers)	19.5	18.2	7.6%	76.6	71.8	6.7%
Revenue	416.6	384.5	8.4%	1,575.2	1,366.3	15.3%
Aeronautical Revenues	191.9	177.9	7.9%	767.0	673.5	13.9%
Non-Aeronautical Revenues	224.7	206.6	8.8%	808.1	692.9	16.6%
Revenue excluding construction services	338.9	318.8	6.3%	1,325.1	1,201.2	10.3%
Operating Income	89.7	65.3	37.4%	369.1	331.8	11.2%
Operating Margin	21.5%	17.0%	455 bps	23.4%	24.3%	-85 bps
Net Income Attributable to Owners of the Parent	-3.9	-7.1	-45.1%	63.5	33.8	87.9%
EPS (US$)	-0.02	-0.04	-42.9%	0.43	0.29	48.3%
Adjusted EBITDA	106.9	90.8	17.8%	461.6	427.2	8.1%
Adjusted EBITDA Margin	25.7%	23.6%	205 bps	29.3%	31.3%	-196 bps
Adjusted EBITDA Margin excluding Construction Services	31.4%	28.4%	307 bps	34.7%	35.4%	-72 bps
Net Debt to LTM EBITDA	2.74x	2.09x	30.9%	2.74x	2.09x	30.9%

Operating Performance

Passenger Traffic

Total passenger traffic in 4Q17 increased 7.6% YoY reaching 19.5 million, mainly driven by growth of 13.0% in Argentina which added 1.1 million passengers. This increase was the result of the incorporation of new routes and flights along with the operation of new airlines and a favorable economic framework in the majority of CAAPs’ business segments. Brazil contributed with a 2.8% YoY increase in passenger traffic which added 0.1 million passengers during the period, reflecting the country’s economic recovery after the 2015-2016 recession. Traffic was also supported by YoY growth of 5.2% in Uruguay, 11.3% in Armenia and 8.1% in Peru. By contrast, traffic declined 7.0%, or 0.1 million, in Ecuador during the period as a result of Iberia Airlines discontinuing its operations at the Guayaquil Airport and TAME Airlines cancelling and reducing its international and domestic flights, respectively. Air Europa has absorbed Iberia´s international passenger traffic as of March 2018 and TAME´s international flights were already also offered by LATAM. In addition, the Guayaquil Airport has also recently added a new low cost carrier that operates flights to Florida, U.S.

Domestic passengers, which represented 55.3% of total traffic during 4Q17 rose 6.5% YoY driven mainly by growth of 10.7% in Argentina which added 0.6 million passengers. International passengers accounted for 32.8% of total traffic and increased 6.3% reflecting increases of 11.3%, 10.6% and 5.8% in Armenia, Argentina and Uruguay respectively. Growth was further backed by a 16.8% increase in transit passengers, 11.9% of total traffic mainly driven by in Argentina and Brazil.

Cargo Volume

Cargo volume in 4Q17 was up 8.0% YoY to 121.0 thousand tons, driven mainly by growth of 9.6% in Argentina which added 6.7 thousand tons and by Brazil and Ecuador which added more than 2 thousand tons each, reflecting the positive impact from improved macroeconomic conditions in the region.

Aircraft Movements

Total aircraft movements in 4Q17 rose 1.0% YoY to 214.0 thousand, mainly driven by growth of 7.0% in Argentina and 16.4% in Armenia, which added 7.3 and 0.8 thousand aircraft movements, respectively. Performance in Argentina was driven by the operation of new airlines, incorporation of new routes and frequencies along with improved economic environment as discussed above. The increase in Armenia was driven by higher passenger traffic from Russia following the agreement to ease entry requirements to Armenia for Russian citizens.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 11 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	4Q17	4Q16	% Var	2017	2016	% Var
Domestic Passengers (in millions)	10.8	10.1	6.5%	41.3	37.9	8.9%
International Passengers (in millions)	6.4	6.0	6.3%	26.9	24.6	9.3%
Transit Passengers (in millions)	2.3	2.0	16.8%	8.4	9.3	-9.6%
Total Passengers (in millions)	19.5	18.2	7.6%	76.6	71.8	6.7%
Cargo Volume (in thousands of tons)	121.0	112.1	8.0%	389.8	360.5	8.1%
Total Aircraft Movements (in thousands)	214.0	211.8	1.0%	851.3	836.6	1.8%

Passenger Traffic Breakdown				Cargo			Aircraft Movements
Country	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.
	(in millions)	(in millions)		(in thousands of tons)	(in thousands of tons)		(in thousands)	(in thousands)
Argentina	9.8	8.7	13.0%	76.6	69.9	9.6%	111.9	104.5	7.0%
Italy	1.6	1.6	1.9%	2.9	3.1	-5.2%	16.2	16.3	-0.6%
Brazil	5.1	4.9	2.8%	15.1	12.8	18.0%	47.1	47.7	-1.4%
Uruguay	0.5	0.5	5.2%	8.2	8.1	1.1%	6.7	9.7	-31.2%
Ecuador (1)	1.0	1.1	-7.0%	11.8	9.3	26.3%	18.2	21.2	-14.5%
Armenia	0.6	0.6	11.3%	5.1	7.5	-31.4%	6.0	5.1	16.4%
Peru (2)	0.8	0.8	8.1%	1.3	1.3	-1.5%	8.1	7.2	12.2%
TOTAL	19.5	18.2	7.6%	121.0	112.1	8.0%	214.0	211.8	1.0%

1)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, the ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
2)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Revenues

Revenues for 4Q17 rose 8.4% YoY, to $416.6 million, mainly reflecting increases of 8.8%, or $21.8 million, in Argentina and 31.6%, or $6.6 million, in Armenia, both driven by passenger traffic growth, and further supported by revenue growth in Italy and Uruguay reflecting higher passenger traffic growth in both countries. Italy benefitted from the appreciation of the Euro against the US dollar, along with higher local currency revenues. By contrast, while revenues were negatively impacted by the devaluation of the Real against the US dollar in Brazil, in local currency revenues in the country benefited from the recovery in passenger traffic resulting from the improved economic environment. In Ecuador, revenues fell 2.2% reflecting lower passenger traffic.

Excluding construction services, revenues would have risen 6.3% YoY to $338.9 million.

Revenues by Segment (in US$ million)

Country	4Q17	4Q16	% Var.	2017	2016	% Var.
Argentina	268.9	247.2	8.8%	998.6	840.9	18.8%
Italy	37.9	33.9	11.9%	154.5	141.3	9.3%
Brazil	32.7	36.6	-10.6%	128.8	127.0	1.4%
Uruguay	26.0	23.9	8.7%	110.1	97.8	12.6%
Ecuador (1)	20.8	21.3	-2.2%	85.3	85.3	0.0%
Armenia	27.4	20.9	31.6%	94.5	73.2	29.1%
Unallocated	2.8	0.7	270.5%	3.4	0.8	319.5%
Total consolidated revenue (2)	416.6	384.5	8.4%	1575.2	1366.3	15.3%
1)	Only includes Guayaquil Airport.
2)	Excluding IFRIC12, 4Q17 revenue increased 7.0% YoY in Argentina, 9.2% in Italy, 10.2% in Uruguay and 20.3% in Armenia. In 2017, ex-IFRIC12, revenue increased 11.7% in Argentina, 5.5% in Italy, 13.1% in Uruguay and 25.9% in Armenia.

Revenue Breakdown (in US$ million)

	4Q17	4Q16	% Var.	2017	2016	% Var.
Aeronautical Revenue	191.9	177.9	7.9%	767.0	673.5	13.9%
Non-aeronautical Revenue	224.7	206.6	8.8%	808.1	692.9	16.6%
Commercial revenue	145.8	138.5	5.2%	555.5	522.2	6.4%
Construction service revenue (1)	77.8	65.7	18.4%	250.1	165.1	51.5%
Other revenue	1.2	2.4	-50.4%	2.5	5.6	-55.4%
Total Consolidated Revenue	416.6	384.5	8.4%	1575.2	1366.3	15.3%
Total Revenue excluding IFRIC12 (2)	338.9	318.8	6.3%	1325.1	1201.2	10.3%
1	Construction service revenue equals the construction or upgrade costs plus a reasonable margin.
2	Excludes construction services revenues.

Aeronautical revenue, derived from the use of airport facilities by aircrafts and passengers, represented 46.1% of our total revenues, and was up 7.9% YoY to $191.9 million. Argentina and Italy were the main drivers of aeronautical revenue growth, contributing with $7.0 million and $2.8 million, respectively, resulting mainly from increases in passenger traffic of 13.0% and 1.9%, respectively, in the period.

Non-Aeronautical revenues rose 8.8% YoY to $224.7 million, mainly reflecting:

▪	A 5.2%, or $7.3 million, increase in Commercial Revenues reaching $145.8 million mainly as a result of growth of $6.0 million in Argentina due to higher passenger traffic and $2.5 million in Armenia reflecting a progressive increase of 10% in fuel prices during the period.
▪	An 18.4%, or $12.1 million, increase in Construction Services revenues resulting from higher capital expenditures during the period, particularly $69.9 million invested across airports in Argentina, particularly in Ezeiza, Aeroparque and Tucumán airports; and

Excluding construction services revenues, non-aeronautical revenues would have increased 4.3% YoY to $147.0 million.

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses for 4Q17 increased 3.7% YoY to $335.7 million, mainly due to higher Construction service cost and SG&A in the quarter. Excluding Construction service costs, which per IFRIC 12 are reported under cost of services, consolidated operating costs and expenses would have remained relatively stable at $258.3 million.

Cost of Services rose 6.4%, or $16.8 million, during 4Q17 to $280.2 million, reflecting:

▪	An 18.5%, or $12.1 million, increase in construction service costs, principally reflecting higher capex in Argentina and Armenia;
▪	An 8.8%, or $4.3 million, increase in salaries principally reflecting the impact of inflation in Argentina;
▪	A 4.8%, or $1.8 million, increase in maintenance expenses also as a result of higher inflation in Argentina; and
▪	A one-time $2.8 million benefit in 4Q17 from an adjustment in the concession fee in our Brazilian airports resulting from an increase in the discount rate used to calculate this fee.

Excluding Construction service costs, and the one-time benefit in 4Q17 as explained above, consolidated cost of services would have increased 3.8% YoY, or by $7.5 million, to $205.7 million.

Selling, General and Administrative expenses (“SG&A”) rose 28.7% YoY, or $12.1 million, to $54.1 million in 4Q17. Excluding a one-time item of $3.9 million charge in holding company expenses in 4Q17 in connection with IPO expenses, SG&A would have increased 19.4% YoY to $50.2 million in 4Q17. This increase in SG&A was mainly due to: i) a $3.1 million bad debt provision for trade receivables in 4Q17 in Argentina along with a $2.3 million bad debt provision recovery in Uruguay in 4Q16, and ii) a $2.5 million increase in cost of services and fees mainly reflecting route development initiatives, increased baggage handling costs and outsourced security service expenses in Italy.

In 4Q17, CAAP reported Other Expenses of $1.4 million compared to $18.4 million in the year-ago quarter. 4Q16 includes a one-time expense of $16.6 million in Brazil as a result of the write down of the value of the Natal Concession Agreement.

Excluding IFRIC12 and the one-time items reported in 4Q17 in SG&A and in 4Q16 in Other Expenses, as explained above, Consolidated Operating Costs and Expenses would have increased 6.3% YoY to $257.3 million in 4Q17 from $241.9 million in 4Q16.

Consolidated Operating Costs and Expenses (in US$ million)

	4Q17	4Q16	% Var.	2017	2016	% Var.
Cost of Services	280.2	263.4	6.4%	1030.0	859.1	19.9%
Salaries and social security contributions	53.5	49.2	8.8%	210.8	184.6	14.2%
Concession fees	47.0	48.1	-2.3%	191.9	176.5	8.7%
Construction service cost	77.3	65.3	18.5%	248.6	163.7	51.9%
Maintenance expenses	39.5	37.7	4.8%	145.8	126.9	14.9%
Amortization and depreciation	25.2	25.0	0.9%	100.7	89.5	12.5%
Other	37.6	38.1	-1.5%	132.2	117.7	12.3%
Cost of Services Excluding Construction Costs	202.8	198.1	2.4%	781.4	695.4	12.4%
Selling, general and administrative expenses	54.1	42.1	28.7%	194.2	170.9	13.6%
Other expenses	1.4	18.4	-92.6%	4.8	21.5	-77.7%
Total Costs and Expenses	335.7	323.8	3.7%	1229.0	1051.5	16.9%
Total Costs and Expenses Excluding Construction Service Costs	258.3	258.5	-0.1%	980.4	887.8	10.4%

Adjusted EBITDA from Continuing Operations

Adjusted EBITDA for 4Q17 increased 17.8% YoY to $106.9 million, with Adjusted EBITDA margin expanding by 205 bps to 25.7%, from 23.6% in 4Q16. Excluding Construction service revenue, Adjusted EBITDA margin would have increased 307 bps to 31.4%, from 28.4% in 4Q16.

Adjusted EBITDA in 4Q17 was impacted by the following one-time items:

▪	$9.4 million provision for uncollected loans in connection with the termination of the Chinchero – Cusco International Airport concession in Peru reported under the “Share of Loss in Associates” line item;

▪	$3.9 million in initial public offering expenses reported under “SG&A”;

▪	$3.1 million gain from the reversal of an impairment loss reported under the “Reversal of Previous Impairment/Impairment Loss” line item;

▪	$2.8 million benefit from an adjustment in the concession fee in our Brazilian airports resulting from an increase in the discount rate used to calculate this fee under the “Cost of Services” line item

During 4Q16, the Company reported a one-time expense of $16.6 million in Brazil as a result of the write down of the value of the Natal concession.

Excluding the one-time items in 4Q17 and 4Q16, as explained above, and excluding Construction service revenues and costs, Adjusted EBITDA would have increased 6.3%, or $6.8 million, to $113.8 million. Adjusted EBITDA margin ex-IFRIC and excluding one-time items would have remained relatively stable at 33.6% in 4Q17.

The 6.3% YoY increase in Adjusted EBITDA excluding one-time items and Construction service revenues and costs was principally driven by Argentina as a result of the 13.0% increase in passenger traffic in the period, further supported by Italy and Armenia.

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	4Q17	4Q16	% Var	2017	2016	% Var
Income from Continuing Operations	-5.7	-11.2	-49.1%	66.9	38.7	72.9%
Financial Income	-20.0	-11.3	77.6%	-62.6	-37.5	66.9%
Financial Loss	98.3	69.0	42.4%	302.0	273.0	10.6%
Income Tax Expense	7.1	17.7	-60.0%	46.9	56.4	-16.8%
Amortization and Depreciation	27.2	26.5	2.5%	108.3	96.7	12.0%
Adjusted EBITDA	106.9	90.8	17.8%	461.6	427.2	8.1%
Adjusted EBITDA Margin	25.7%	23.6%	205 bps	29.3%	31.3%	-196 bps
Adjusted EBITDA Margin excluding Construction Services	31.4%	28.4%	307 bps	34.7%	35.4%	-72 bps

Financial Income and Loss from Continuing Operations

CAAP reported a Net financial loss of $78.3 million in 4Q17 compared to $57.7 million in the year-ago quarter. While financial income was up 77.6% to $20.0 million mainly reflecting the investment of the proceeds of the $400 million international bond issued by AA2000 on February 2017 as well as the funds in the AA2000 trust for investment commitments until the funds are applied to investments, this was more than offset by a higher financial loss. During 4Q17, CAAP reported a financial loss of $98.3 million, up 42.4% from $69.0 million in the year-ago quarter, primarily reflecting higher foreign exchange transaction expenses in Argentina, in connection with the Argentine peso depreciation. A higher liability for Brazilian concessions, reflecting the impact of inflation on the net present value of future concession fee payments in Brazil also contributed to a higher financial loss. By contrast, Interest expenses fell 38.1% YoY, or $14.3 million, reflecting the capitalization of the interest expenses corresponding to the share of the proceeds from the AA2000 bond issuance applied to capex.

Financial Income and Loss (in US$ million)

	4Q17	4Q16	% Var	2017	2016	% Var
Financial Income	20.0	11.3	77.6%	62.6	37.5	66.9%
Financial Loss	98.3	69.0	42.4%	302.0	273.0	10.6%
Interest Expenses	23.2	37.4	-38.1%	115.2	118.2	-2.5%
Foreign exchange transaction expenses	39.1	6.7	487.5%	82.3	44.9	83.3%
Changes in liability for Brazilian concessions	31.8	27.9	14.2%	98.1	107.4	-8.7%
Other expenses	4.2	-3.0	-	6.4	2.4	166.7%
Financial Loss, Net	-78.3	-57.7	35.6%	239.4	235.5	1.7%

Income Tax Expense from Continuing Operations

Income Taxes for 4Q17 fell 60.0% YoY to $7.1 million, mainly caused by the reduction in the deferred income tax in Argentina, as a consequence of recent tax reform which reduced the income tax rate from 35% to 30% in 2018 and 2019, and to 25% thereafter.

Income/Loss from Continuing Operations and Net Income Attributable to Owners of the Parent

During 4Q17, CAAP reported a $5.7 million Net Loss from Continuing Operations, compared to an $11.2 million loss in 4Q16. The improvement resulted from higher operating income along with lower income tax expenses in 4Q17, partially offset by an increase in financial expenses, along with a $10.0 million share of loss in associates in 4Q17, of which $9.4 million resulted from a provision for uncollected loans in connection with the termination of the Chinchero – Cusco International Airport concession in Peru.

Excluding the one-time items in 4Q17 and 4Q16 as discussed above in “Adjusted EBITDA from Continuing Operations” section, the Company would have reported Income from Continuing Operations of $1.7 million in 4Q17 compared to $4.7 million in 4Q16.

During 4Q17, the Company reported a Net Income Attributable to Owners of the Parent of -$3.6 million and a loss per common share of $0.02, compared with a Net Income Attributable to Owners of the Parent of -$7.2 million in 4Q16 equivalent to a loss per common share of $0.04 for the same period last year.

Consolidated Financial Position

As of December 31, 2017, CAAP had cash and cash equivalents of $221.6 million, a 4.0% increase from $213.0 million at December 31, 2016. Total Debt at the end of the quarter increased to $1,486.4 million, from $1,107.2 million in December 31, 2016, principally reflecting the issuance of the AA2000 notes for $400 million in February 2017 and loans for a total of $116.8 million assumed in Brazil to take advantage of the benefit from anticipating a portion of the 2018 concession fee under the Brasilia and Natal Airports. A total of $754.9 million, or 52.1% of total debt is denominated in U.S. dollars, while 36.6% is denominated in Reais, 11.2% in Euros and 0.1% in Argentine pesos.

The Net Debt to LTM EBITDA ratio stood at 2.74x at the end of 4Q17, compared with Net Debt to LTM EBITDA of 2.09x as of December 31, 2016.

Consolidated Debt Indicators (in US$ million)

	As of December 31, 2017	As of December 31, 2016
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1]	3.22x	2.59x
Total Net Debt / LTM Adjusted EBITDA (Times) [2]	2.74x	2.09x
Total Debt	1,486.4	1,107.2
Short-Term Debt	372.8	141.6
Long-Term Debt	1,113.7	965.7
Cash & Cash Equivalents	221.6	213.0
Total Net Debt[3]	1,264.8	894.3

1	The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.
2	The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.
3	The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

CAPEX

During 2017, capital expenditures rose to $279.6 million, a 43.8% increase from $194.4 million reported in 2016. In 4Q17, CAAP made capital expenditures totaling $89.9 million, a 22.6% increase compared to $73.4 million in 4Q16.

The most significant investments in 4Q17 include:

▪	$69.9 million invested in Argentina, primarily for the remodeling of Hall B and the improvement works on the runway at Ezeiza Airport, the construction of new terminal buildings at Comodoro Rivadavia and Jujuy Airports and the extension of the runway at Tucumán Airport;
▪	$4.4 million invested in Brazil, of which $3.9 million was spent in the Brasilia Airport, primarily for improvement works on the runway and the remaining $0.5 million were spent in the Natal airport, mainly for runway improvements; and
▪	$7.6 million invested in Italy, primarily on terminal reconfigurations for higher capacity and Master plan projects in the Florence Airport and security investments in the Pisa Airport.

Key events for the quarter

CAAP is Awarded a New Airport in Argentina

On December 27, 2017, AA2000 was awarded the concession for the operation of the El Palomar Airport, which was brought under the AA2000 Concession Agreement pursuant to Decree 1107/2017. This is the 34th airport under the AA2000 Concession Agreement, and the 37th airport operated by CAAP in Argentina, that was added to serve low-cost carriers and increase capacity in the Buenos Aires area.

Environmental Approval Obtained for the Florence Airport

On December 28 2017, the Ministry of Environment, after conducting an environmental impact assessment (Valutazione di Impatto Ambientale), approved the master plan for the Florence Airport. The urban planning assessment procedure is currently underway.

Final Approval of the Master Plan for Pisa Airport

On October 2017, the Italian Airport Regulator (Ente Nazionale per L’Aviazione Civile) approved the Company’s Master Plan for the Pisa Airport which contemplates adding 20,000 m2 of terminal space to capture higher demand.

Subsequent Events

Corporación América Airports Completes Initial Public Offering

On February 1, 2018, the Company’s ordinary shares began trading on the New York Stock Exchange in the United States. A total of 28,571,429 shares were sold in the offering, including a secondary tranche of 16,666,667 shares and a primary tranche of 11,904,762 shares generating total net proceeds to the Company of approximately $185.5 million. The initial public offering price was $17 per share.

Corporación América Airports Purchases Additional 4.568% Stake in Toscana Aeroporti S.p.A.

On February 20, 2018, CAAP announced that Corporación America Italia S.p.A. (“CAI”), a wholly-owned subsidiary, entered into an agreement with Fondazione Pisa to purchase an additional 4.568% of the share capital of Toscana Aeroporti S.p.A., for a purchase price of €15.80 per share, equal to a total purchase price of €13,433,713. As a result of the acquisition, CAI now holds 55.698% of Toscana Aeroporti S.p.A.’s share capital.

Corporación América Airports Approves Contributions in Subsidiaries and Concludes Brazilian Refinancing Transactions

In March 2018, the Company’s subsidiaries in Brazil concluded the negotiations with BNDES and extended the interest-only period and the final maturity under the existing loan. In addition, CAAP obtained a new financing (from BNDES) to Inframérica Concessionária do Aeroporto de Brasilia S.A. (“ICAB”) in an amount equal to R$300 million under the same terms of the existing financing. Furthermore, CAAP has subscribed and paid for new issuance of shares by Inframérica Participacões S.A. (that in turn has subscribed and paid for new issuance of shares by ICAB) and Inframerica Concessionária do Aeroporto de São Gonçalo do Amarante S.A. in an amount of R$148.3 million, or $46 million, and R$270 million, or $82.9 million, respectively. (Infraero has also subscribed and paid for new issuance of shares by ICAB, pro-rata to its stake i.e. 49% or R$ 142.1 million). A substantial portion of the foregoing proceeds were used to repay then existing indebtedness of these subsidiaries.

4Q17 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern time, April 25, 2018

Who:	Mr. Martin Eurnekian, Chief Executive Officer

Mr. Raul Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-317-6016 (U.S. domestic); 1-412-317-6016 (international)

Webcast:	https://services.choruscall.com/links/caap180418.html

Replay:	Participants can access the replay through May 02, 2018 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10118246.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted Segment EBITDA and Free Cash Flow:

Adjusted EBITDA is defined as income from continuing operations before financial income, financial loss, income tax expense, depreciation and amortization. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Adjusted EBITDA Margin Excluding IFRIC excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA, excluding construction service revenues and costs, by total revenues less construction services revenues.

Adjusted EBITDA is not a measure recognized under IFRS. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services, as shown on the table below.

Construction Services Revenues and Costs: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our Registration Statement on Form F-1 filed with the SEC for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Head of Investor Relations

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow --

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	4Q17	4Q16	% Var.	2017	2016	% Var.
Argentina
Domestic Passengers (in millions)	6.0	5.4	10.7%	22.4	19.2	16.7%
International Passengers (in millions)	3.5	3.1	10.6%	13.6	12.2	11.5%
Transit passengers (in millions)	0.4	0.1	160.3%	1.2	1.2	0.0%
Total passengers (in millions)	9.8	8.7	13.0%	37.3	32.6	14.4%
Cargo volume (in thousands of tons)	76.6	69.9	9.6%	232.0	210.9	10.0%
Aircraft movements (in thousands)	111.9	104.5	7.0%	425.9	393.1	8.3%
Italy
Domestic Passengers (in millions)	0.5	0.4	9.4%	1.8	1.8	0.0%
International Passengers (in millions)	1.2	1.2	-0.9%	6.1	5.7	7.0%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	1.6	1.6	1.9%	7.9	7.5	5.3%
Cargo volume (in thousands of tons)	2.9	3.1	-5.2%	10.8	10.5	2.9%
Aircraft movements (in thousands)	16.2	16.3	-0.6%	77.4	76.2	1.6%
Brazil
Domestic Passengers (in millions)	3.0	3.0	0.1%	11.7	11.6	0.9%
International Passengers (in millions)	0.1	0.1	1.8%	0.5	0.7	-28.6%
Transit passengers (in millions)	2.0	1.8	7.1%	7.1	8.0	-11.3%
Total passengers (in millions)	5.1	4.9	2.8%	19.4	20.4	-4.9%
Cargo volume (in thousands of tons)	15.1	12.8	18.0%	54.5	48.7	11.9%
Aircraft movements (in thousands)	47.1	47.7	-1.4%	185.2	198.8	-6.8%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.5	0.5	5.8%	2.3	2.0	15.0%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.5	0.5	5.2%	2.3	2.1	9.5%
Cargo volume (in thousands of tons)	8.2	8.1	1.1%	28.2	29.0	-2.8%
Aircraft movements (in thousands)	6.7	9.7	-31.2%	33.7	32.6	3.4%
Ecuador(1)
Domestic Passengers (in millions)	0.5	0.6	-4.0%	2.2	2.3	-4.3%
International Passengers (in millions)	0.4	0.5	-8.5%	1.9	1.8	5.6%
Transit passengers (in millions)	0.0	0.0	-	0.1	0.1	0.0%
Total passengers (in millions)	1.0	1.1	-7.0%	4.1	4.2	-2.4%
Cargo volume (in thousands of tons)	11.8	9.3	26.3%	37.1	39.3	-5.6%
Aircraft movements (in thousands)	18.2	21.2	-14.5%	78.2	87.6	-10.7%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.6	0.6	11.3%	2.6	2.1	23.8%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.6	0.6	11.3%	2.6	2.1	23.8%
Cargo volume (in thousands of tons)	5.1	7.5	-31.4%	22.2	17.1	29.8%
Aircraft movements (in thousands)	6.0	5.1	16.4%	22.0	18.7	17.6%
Peru(2)
Domestic Passengers (in millions)	0.8	0.8	8.1%	3.1	3.0	3.3%
International Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.8	0.8	8.1%	3.1	3.0	3.3%
Cargo volume (in thousands of tons)	1.3	1.3	-1.5%	5.0	5.0	0.0%
Aircraft movements (in thousands)	8.1	7.2	12.2%	29.0	29.6	-2.0%

(1)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
(2)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Operating Statistics by Airport: Traffic, Cargo and Movement

	Domestic Passenger Traffic			International Passenger Traffic			Transit Passengers (1)			Total Passenger Traffic			Cargo volume (in tons)			Aircraft movements
	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.	4Q17	4Q16	% Var.
Argentina
Aeroparque	2,676.1	2,567.5	4%	798.8	633.0	26%	220.3	-	-	3,695.1	3,200.5	15%	584.6	441.6	32%	34,768	33,537	4%
Bariloche	292.4	279.4	5%	0.2	0.0	345%	8.4	6.9	22%	301.1	286.4	5%	86.0	61.2	41%	2,856	2,763	3%
Catamarca	17.3	16.3	6%	-	-	-	4.0	3.2	23%	21.3	19.7	9%	51.2	46.3	11%	638	549	16%
C. Rivadavia	170.2	156.7	9%	-	-	-	0.3	1.9	-85%	170.5	158.6	7%	193.6	162.5	19%	2,515	2,134	18%
Córdoba	516.5	427.3	21%	230.7	179.8	28%	25.7	20.7	24%	772.9	627.8	23%	442.1	380.0	16%	7,656	6,690	14%
Esquel	14.9	12.0	24%	-	-	-	0.0	0.1	-83%	15.0	12.1	23%	-	-	-	258	228	13%
Ezeiza	204.2	177.1	15%	2,247.3	2,252.3	0%	53.1	51.3	4%	2,504.6	2,480.7	1%	70,703.1	62,344.5	13%	17,399	17,008	2%
Formosa	26.6	25.9	3%	-	-	-	0.0	-	-	26.6	25.9	3%	36.0	31.1	16%	522	526	-1%
General Pico	1.0	0.9	7%	-	-	-	-	-	-	1.0	0.9	5%	-	-	-	1,288	666	93%
Iguazú	282.0	279.5	1%	0.2	0.1	20%	0.2	0.2	14%	282.3	279.9	1%	-	-	-	2,585	2,626	-2%
Jujuy	72.6	61.1	19%	0.0	0.2	-89%	0.9	1.4	-35%	73.5	62.6	17%	28.0	29.0	-3%	973	1,075	-9%
La Rioja	18.7	18.2	3%	-	-	-	3.6	3.1	16%	22.2	21.3	5%	57.0	44.7	28%	535	577	-7%
Malargüe	0.0	0.1	-73%	-	-	-	-	0.0	-100%	0.1	0.0	370%	-	-	-	54	42	29%
Mar del Plata	77.6	50.0	55%	0.2	0.1	197%	2.5	0.4	486%	80.2	50.5	59%	26.4	21.4	23%	2,059	1,591	29%
Mendoza	319.1	72.1	342%	127.0	20.4	523%	4.5	6.6	-32%	450.6	99.0	355%	413.0	90.4	357%	4,933	1,147	330%
Parana	38.4	12.4	208%	0.0	0.0	218%	0.2	-	-	38.7	12.5	209%	-	-	-	1,078	767	41%
Posadas	57.6	49.4	17%	0.1	0.1	80%	0.4	0.2	127%	58.1	49.6	17%	99.9	84.2	19%	847	841	1%
Pto Madryn	26.5	15.9	67%	-	-	-	0.1	0.2	-52%	26.6	16.1	65%	-	-	-	240	207	16%
Reconquista	1.0	0.7	37%	-	-	-	0.0	-	-	1.1	0.8	38%	-	-	-	532	909	-41%
Resistencia	90.0	58.8	53%	-	0.1	-100%	0.3	0.2	70%	90.3	59.1	53%	111.9	81.1	38%	1,183	1,063	11%
Río Cuarto	17.5	10.0	76%	-	-	-	0.1	0.7	-86%	17.7	10.5	68%	5.1	0.3	1600%	462	400	16%
Río Gallegos	66.8	66.8	0%	0.1	-	-	1.4	1.6	-13%	68.3	68.5	0%	160.2	120.8	33%	1,048	1,230	-15%
Río Grande	39.4	38.5	3%	0.1	0.0	50%	0.0	0.0	13%	39.4	38.4	3%	74.3	91.1	-18%	739	1,021	-28%
Salta	276.6	255.2	8%	17.0	14.4	18%	4.7	8.9	-47%	298.4	278.4	7%	363.2	274.3	32%	2,970	3,401	-13%
San Fernando	9.1	7.8	16%	5.6	4.6	22%	-	-	-	14.7	12.4	19%	-	-	-	11,597	9,974	16%
San Juan	60.8	160.0	-62%	8.8	25.4	-65%	0.1	8.6	-99%	69.7	194.0	-64%	-	278.0	-100%	747	1,811	-59%
San Luis	23.8	36.8	-35%	-	-	-	-	-	-	23.8	36.8	-35%	-	41.0	-100%	456	647	-30%
San Rafael	13.4	20.0	-33%	-	-	-	-	0.1	-100%	13.4	20.0	-33%	-	-	-	1,162	1,299	-11%
Santa Rosa	13.7	15.1	-9%	-	-	-	0.2	0.1	189%	13.9	15.1	-8%	-	2.9	-100%	950	1,063	-11%
Santiago del Estero	25.2	24.6	2%	-	-	-	0.0	0.0	-29%	25.3	24.7	2%	61.9	45.6	36%	437	510	-14%
Tucumán	186.6	179.3	4%	18.8	0.1	16230%	2.3	0.2	1250%	207.7	179.5	16%	2,645.0	4,792.7	-45%	2,122	2,223	-5%
Viedma	10.7	8.8	22%	-	-	-	1.0	2.0	-51%	11.8	10.8	9%	-	-	-	253	248	2%
Villa Mercedes	0.4	0.3	48%	-	-	-	-	0.1	-100%	0.4	0.2	67%	-	-	-	241	717	-66%
Termas de Río Hondo	5.8	2.3	152%	-	0.0	-100%	-	-	-	5.8	2.2	159%	2.6	0.7	271%	148	57	160%
Bahia Blanca	108.3	86.8	25%	-	-	-	7.7	0.1	8045%	116.1	86.9	34%	116.5	98.8	18%	1,698	1,204	41%
Neuquén	228.7	215.2	6%	8.4	0.2	4354%	8.6	16.3	-47%	245.8	231.7	6%	342.0	370.0	-8%	3,917	3,766	4%
Total Argentina	5,990.2	5,409.0	11%	3,463.2	3,130.7	11%	350.6	134.7	160%	9,804.0	8,674.5	13%	76,603.6	69,934.2	10%	111,866	104,517	7%
Italy
Pisa	350.6	329.7	6%	693.4	706.1	-2%	2.3	0.5	399%	1,046.3	1,036.3	1%	2,890.0	3,061.0	-6%	8,480	8,315	2%
Florence	105.1	86.6	21%	485.0	483.0	0%	0.2	-	-	590.2	569.5	4%	54.0	43.0	26%	7,700	7,955	-3%
Total Italy	455.7	416.3	9%	1,178.4	1,189.0	-1%	2.5	0.5	442%	1,636.5	1,605.8	2%	2,944.0	3,104.0	-5%	16,180	16,270	-1%
Brazil
Brasilia	2,392.7	2,363.0	1%	125.1	115.4	8%	1,967.5	1,836.6	7%	4,485.1	4,315.0	4%	11,789.0	9,557.0	23%	42,370	42,710	-1%
Natal	578.5	605.5	-4%	19.5	26.4	-26%	-	-	-	597.9	631.9	-5%	3,267.0	3,254.0	0%	4,686	5,035	-7%
Total Brazil	2,971.1	2,968.4	0%	144.5	141.8	2%	1,967.5	1,836.6	7%	5,083.1	4,946.9	3%	15,056.0	12,811.0	18%	47,056	47,745	-1%
Uruguay
Carrasco	0.3	0.1	312%	526.9	496.6	6%	1.3	3.5	-63%	528.6	500.1	6%	8,164.0	8,074.0	1%	6,235	8,204	-24%
Punta del Este	0.3	1.2	-77%	13.6	14.0	-3%	-1.3	-1.1	15%	12.5	14.1	-12%	-	-	-	421	1,468	-71%
Total Uruguay	0.6	1.3	-54%	540.4	510.6	6%	0.0	2.4	-99%	541.0	514.2	5%	8,164.0	8,074.0	1%	6,656	9,672	-31%
Ecuador
Guayaquil	426.2	457.6	-7%	445.6	486.7	-8%	13.3	24.4	-46%	885.0	968.7	-9%	11,996.0	8,119.0	48%	16,673	19,858	-16%
Galapagos	120.8	112.3	8%	-	-	-	-	-	-	120.8	112.3	8%	-211.0	1,209.0	-117%	1,484	1,375	8%
Total Ecuador	547.0	570.0	-4%	445.6	486.7	-8%	13.3	24.4	-46%	1,005.9	1,081.0	-7%	11,785.0	9,328.0	26%	18,157	21,233	-14%
Armenia
Zvartnots	-	-	-	595.3	562.6	6%	-	-	-	595.3	562.6	6%	5,144.0	7,496.3	-31%	5,710	5,089	12%
Shirak	-	-	-	36.8	5.3	590%	-	-	-	36.8	5.3	590%	1.0	0.2	400%	279	54	417%
Total Armenia	-	-	-	632.2	568.0	11%	-	-	-	632.2	568.0	11%	5,145.0	7,496.5	-31%	5,989	5,143	16%
Peru
Arequipa	473.2	426.9	11%	-	0.0	-100%	-	-	-	473.2	426.9	11%	628.7	636.5	-1%	3,899	3,577	9%
Juliaca	111.5	115.6	-4%	-	-	-	-	-	-	111.5	115.6	-4%	257.6	253.9	1%	966	1,002	-4%
Puerto Maldonado	76.6	72.4	6%	-	-	-	-	-	-	76.6	72.4	6%	203.6	217.3	-6%	940	857	10%
Tacna	112.7	104.0	8%	-	-0.0	-100%	-	-	-	112.7	104.0	8%	218.5	224.4	-3%	1,196	988	21%
Ayacucho	60.3	52.7	14%	-	-	-	-	-	-	60.3	52.7	14%	7.1	3.3	113%	1,097	793	38%
Total Peru	834.2	771.5	8%	-	-0.0	-100%	-	-	-	834.2	771.5	8%	1,315.5	1,335.5	-1%	8,098	7,217	12%

Total CAAP	10,798.9	10,136.4	7%	6,404.2	6,026.8	6%	2,333.9	1,998.5	17%	19,536.8	18,161.8	8%	121,013.1	112,083.2	8%	214,002	211,797	1%

Income Statement (in US$ thousands)

	4Q17	4Q16	% Var.	2017	2016	% Var.
Continuing operations
Revenue	416,619	384,461	8.4%	1,575,153	1,366,336	15.3%
Cost of services	-280,164	-263,391	6.4%	-1,029,983	-859,074	19.9%
Gross profit	136,455	121,070	12.7%	545,170	507,262	7.5%
Selling, general and administrative expenses	-54,127	-42,050	28.7%	-194,201	-170,852	13.7%
Reversal of previous Impairment/(Impairment Loss)	3,065	-16,638	-	3,065	-16,638	-
Other operating income	5,690	4,591	23.9%	19,953	16,944	17.8%
Other operating expense	-1,361	-1,719	-20.8%	-4,838	-4,903	-1.3%
Operating income	89,722	65,254	37.5%	369,149	331,813	11.3%
Share of loss in associates	-10,020	-945	960.3%	-15,841	-1,306	1112.9%
Income before financial results and income tax	79,702	64,309	23.9%	353,308	330,507	6.9%
Financial income	19,994	11,261	77.6%	62,555	37,521	66.7%
Financial loss	-98,280	-68,993	42.4%	-302,047	-272,951	10.7%
Income before income tax expense	1,416	6,577	-78.5%	113,816	95,077	19.7%
Income tax expense	-7,092	-17,731	-60.0%	-46,925	-56,359	-16.7%
Income from continuing operations	-5,676	-11,154	-	66,891	38,718	-
Discontinued operations
Loss for discontinued operations	-	-816	-	-	-9,478	-
Net income	-5,676	-11,970	-52.6%	66,891	29,240	128.8%
Attributable to:
Owners of the parent	-3,599	-7,187	-49.9%	63,491	33,759	88.1%
Non-controlling interest	-2,077	-4,783	-56.6%	3,400	-4,519	-

Balance Sheet (in US$ thousands)

	Dec 31, 2017		Dec 31, 2016
ASSETS
Non-current assets
Intangible assets, net	2,818,354	74.1%	2,825,187	77.9%
Property, plant and equipment, net	74,483	2.0%	65,984	1.8%
Investments in associates	13,435	0.4%	10,927	0.3%
Other financial assets	2500	0.1%	721	0.0%
Deferred tax assets	135,327	3.6%	99,258	2.7%
Other receivables	173,393	4.6%	118,074	3.3%
Trade receivables	4244	0.1%	-	-
Total Non-current assets	3,221,736	84.8%	3,120,151	86.0%
Current assets
Inventories	8,564	0.2%	7,664	0.2%
Other financial assets	39,796	1.0%	33,936	0.9%
Other receivables	183,062	4.8%	137,207	3.8%
Current tax assets	4621	0.1%	5,720	0.2%
Trade receivables	121,834	3.2%	109,610	3.0%
Cash and cash equivalents	221,601	5.8%	212,988	5.9%
Total Current assets	579,478	15.2%	507,125	14.0%
Total assets	3,801,214	100.0%	3,627,276	100.0%
EQUITY
Share capital	1,500,000	39.5%	20	0.0%
Free distributable reserve	385,055	10.1%	1,907,328	52.6%
Currency translation adjustment	-217,300	-5.7%	-188,721	-5.2%
Legal reserves	2	0.0%	2	0.0%
Other reserves	-1,344,008	-35.4%	-1,344,022	-37.1%
Retained earnings	138,034	3.6%	74,543	2.1%
Total attributable to owners of the parent	461,783	12.1%	449,150	12.4%
Non-controlling interests	335,359	8.8%	354,174	9.8%
Total equity	797,142	21.0%	803,324	22.1%
LIABILITIES
Non-current liabilities
Borrowings	1,113,655	29.3%	965,672	26.6%
Deferred tax liabilities	148,301	3.9%	144,393	4.0%
Other liabilities	1,006,792	26.5%	1,049,448	28.9%
Trade payables	3,302	0.1%	1,663	0.0%
Total Non-current liabilities	2,272,050	59.8%	2,161,176	59.6%
Current liabilities
Borrowings	372,790	9.8%	141,569	3.9%
Other liabilities	209,486	5.5%	347,307	9.6%
Current tax liabilities	21,934	0.6%	60,361	1.7%
Trade payables	127,812	3.4%	113,539	3.1%
Total Current liabilities	732,022	19.3%	662,776	18.3%
Total liabilities	3,004,072	79.0%	2,823,952	77.9%
Total equity and liabilities	3,801,214	100.0%	3,627,276	100.0%

Statement of Cash Flows (in US$ thousands)

	Dec 31, 2017	Dec 31, 2016
Cash flows from operating activities
Income from continuing operations	66,891	38,718
Adjustments for:
Amortization and depreciation	138,130	122,882
Deferred income tax	-41,843	-40,763
Current income tax	88,768	97,122
Share of loss in associates	15,841	1,306
Reversal of previous impairment /(impairment loss)	-3,065	16,638
Income/(Loss) on disposals of property, plant and equipment	3,210	21
Unpaid concession fees	44,159	40,548
Changes in liability for Brazil concessions	98,122	107,408
Interest expense	115,223	118,219
Other financial results, net	-28,955	402
Loss on disposals of subsidiaries	-	897
Net foreign exchange	59,221	26,383
Other accruals	7,033	-3,196
Acquisition of Intangible assets	-255,488	-179,900
Income tax paid	-105,716	-20,083
Changes in working capital	-250,953	-153,830
Net cash used in/ (provided by) operating activities	-49,422	172,772
Net cash used in discontinued operating activities	-	-8,155
Cash flows from investing activities
Acquisition of/(cash contribution in) associates	-	10
Acquisition of other financial assets	-51,202	-2,401
Disposals of other financial assets	31,608	11,575
Purchase of Property, plant and equipment	-11,503	-10,391
Acquisition of Intangible assets	-1,664	-848
Net cash inflow on disposal of discontinued operations	-	10,381
Net cash inflow on disposal of subsidiaries/associated	-	6,988
Loans with related parties	-12,762	20,261
Proceeds from sale of Property, plant and Equipment	175	269
Others	186	-
Net cash provided by/(used in) investing activities	-45,162	35,844
Net cash used in discontinued investing activities	-	-8,093
Cash flows from financing activities
Proceeds from cash contributions	6,600	29,512
Refund of cash contributions	-28,893	-
Proceeds from borrowings	594,439	52,099
Release of restricted cash	30,873	-
Loans paid	-250,276	-142,693
Interest paid	-106,953	-48,564
Guarantee deposit	-92,999	-
Dividend distribution	-23,836	-49,733
Net cash (used in)/provided by financing activities	128,955	-159,379
Net cash provided by discontinued financing activities	-	-

Increase/(Decrease) in cash and cash equivalents from continuing operations	34,371	49,237
Decrease in cash and cash equivalents from discontinued operations	-	-16,248

Cash and cash equivalents
At the beginning of the year	182,116	153,889
Exchange rate income or (loss) on cash and cash equivalents	5,114	-4,762
Increase in cash and cash equivalents from continuing operations	34,371	49,237
Decrease in cash and cash equivalents from discontinued operations	-	-16,248
At the end of the year	221,601	182,116